December 11, 2007
VIA EDGAR AND FACSIMILE
Mr. Marc D. Thomas
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BSQUARE CORPORATION Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 16, 2007 File No. 0-27687
Dear Mr. Thomas:
We are writing to respond to your comment contained in the letter, dated November 27, 2007 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-filing on Form 10K for the year ended December 31, 2006 (the “Form 10-K”).
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Description of Business and Accounting Policies
Revenue Recognition, pages 51-52
1.	Please tell us why you recognize service revenue from fixed-price contracts using the percentage of completion method. Refer to footnote 1 of SOP 81-1.
RESPONSE: We account for software revenue recognition under the principles of Statement of Position SOP 97-2 (“SOP 97-2”). For certain fixed-price professional engineering service contracts that require significant production, modification, or customization of software, we account for these arrangements using the percentage-of-completion method under SOP 81-1, as contemplated by paragraph 7 of SOP 97-2. We use the percentage-of-completion method of accounting specified within SOP 81-1, as contrasted to alternative approaches outlined in SOP 81-1, because it is the most preferable method to recognize revenue based on the nature and scope of our fixed-price professional engineering service contracts; it is a better measure of periodic income results than other methods in our case and it better matches revenue recognized with the costs incurred in our instance. Further, we have concluded that the estimates of percent complete necessary to apply the percentage-of-completion approach under SOP 81-1 are reasonably dependable, one of SOP 81-1’s key criteria in determining whether the percentage-of-completion method should be applied. We have previously considered footnote 1 of SOP 81-1, which states that the standard does not apply to “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions. However, we believe footnote 1 of SOP 81-1 supports our accounting for certain fixed-price contracts, given these arrangements involve separate contracts to provide services (e.g. design and engineering, quality assurance and project management) essential to the construction of tangible property. Specifically, the nature of our services are all essential to the production of tangible property such as mobile phones and bar code scanning devices.
By way of background, a portion of our business provides professional engineering services to device makers (e.g. Palm, HP and Motorola). These contracts are structured as either time and material projects, in which the revenue is recognized based upon the number of hours incurred by our engineers times agreed-

upon hourly rates plus our direct expenses, or fixed-price projects. Time and material contracts represent the vast majority of our service projects and resulting revenue. As disclosed in our Form 10-K, the types of services we provide include: hardware design and development; platform development systems integration; application, middleware and multimedia software development; hardware design, prototype and product development; platform development and quality assurance training. Our service projects are limited in duration and are largely project based (i.e. we enter into a contract to provide deliverables outlined in a Statement of Work versus staff augmentation projects wherein our service engineers are directed by our customer). In the case of our fixed-price projects, all are project-based meaning that we agree to provide a fixed set of deliverables for a specified price. To the extent we sell an engineering services customer either our proprietary software or third-party software (e.g. Microsoft embedded operating systems), this software is contracted for separately.
SOP 81-1 states that the percentage-of-completion method is preferable when estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable. Our professional engineering service revenue represented 34% of total revenue in 2006. We are engaged to provide services on approximately 70 projects each quarter, all of which require us to establish, maintain and communicate project estimates on a periodic basis. By way of the number of contracts, less than 10% of our service engineering contracts at any given time have been fixed-price. We have established adequate processes, systems and personnel, which allow us to make reasonably dependable estimates. In addition, we have established quarterly internal controls that require project managers, sales people, finance staff and other key individuals to represent that project estimates are accurate and the project deliverables in a fixed-price contract continue to be technically achievable. SOP 81-1 states that entities with significant contracting operations and/or those engaged on a continuing basis in the delivery of services under contractual arrangements are presumed to have the ability to produce reasonably dependable estimates and for such entities the percentage-of-completion method of accounting is preferable. Our operational history and our ability to develop reasonably dependable project estimates justify the use of the percentage-of-completion method to account for our fixed-price professional engineering service contracts under SOP 81-1.
As previously requested by the Staff, the Company confirms the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are filing this letter via EDGAR and faxing copies of it to you and to Mr. Mark Kronforst. If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (425) 519-5254.
Sincerely,
/s/ Scott C. Mahan
Scott C. Mahan
Chief Financial Officer

Cc:	Brian T. Crowley, BSQUARE Corporation David Follett, Moss Adams, LLC Mike Erickson, Summit Law Group